Exhibit 99.1

OBSEVA SA

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets

(in USD ’000)	Notes	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	4	62,884	31,183
Other receivables		3,428	397
Prepaid expenses		5,746	5,388
Total current assets		72,058	36,968
Non-current assets
Right-of-use assets		730	1,425
Furniture, fixtures and equipment		62	151
Intangible assets	5	24,503	26,608
Other long-term assets		283	295
Total non-current assets		25,578	28,479
Total assets		97,636	65,447
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and current liabilities		7,347	10,760
Accrued expenses		10,723	10,248
Current lease liabilities		698	696
Total current liabilities		18,768	21,704
Non-current liabilities
Non-current lease liabilities		383	952
Non-current borrowings	6	25,623	25,300
Post-employment obligations		8,116	8,218
Other long-term liabilities		577	919
Total non-current liabilities		34,699	35,389
Shareholders’ equity
Share capital		6,948	4,878
Treasury shares		(630)	(304)
Share premium		424,561	356,822
Reserves		31,014	26,353
Accumulated losses		(417,724)	(379,395)
Total shareholders’ equity	7	44,169	8,354
Total liabilities and shareholders’ equity		97,636	65,447

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2021	2020	2021	2020
Operating income other than revenue		20,098	3	20,108	11
OPERATING EXPENSES
Research and development expenses	8	(11,531)	(20,125)	(41,532)	(52,690)
General and administrative expenses		(7,035)	(3,514)	(15,114)	(9,414)
Total operating expenses		(18,566)	(23,639)	(56,646)	(62,104)
OPERATING INCOME / (LOSS)		1,532	(23,636)	(36,538)	(62,093)
Finance income		128	184	702	292
Finance expense		(822)	(918)	(2,423)	(2,619)
NET INCOME / (LOSS) BEFORE TAX		838	(24,370)	(38,259)	(64,420)
Income tax (expense) / benefit	9	(19)	(14)	(70)	5
NET INCOME / (LOSS) FOR THE PERIOD		819	(24,384)	(38,329)	(64,415)
Net earnings / (loss) per share
Basic	10	0.01	(0.49)	(0.52)	(1.35)
Diluted	10	0.01	(0.49)	(0.52)	(1.35)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans		—	—	—	—
Items that may be reclassified to profit or loss
Currency translation differences		—	—	—	—
TOTAL OTHER COMPREHENSIVE LOSS		—	—	—	—
TOTAL COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD		819	(24,384)	(38,329)	(64,415)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

		Nine-month period ended September 30,
(in USD ’000)	Notes	2021	2020
NET LOSS BEFORE TAX FOR THE PERIOD		(38,259)	(64,420)
Adjustments for:
Depreciation and impairment expense		621	542
Post-employment cost / (benefit)		374	(19)
Share-based compensation expense		4,661	6,132
Income tax paid		—	(39)
Other operating income		(20,095)	—
Finance result, net		1,720	2,326
(Increase) / decrease in other receivables		(2,896)	232
Increase in prepaid expenses and other long term-assets		(357)	(824)
(Decrease) / increase in other payables and current liabilities		(3,790)	5,889
Increase in accrued expenses and other long-term liabilities		474	1,476
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(57,547)	(48,705)
Net proceeds from disposal of intangible assets		22,200	—
Payments for plant and equipment		(14)	—
NET CASH FLOWS FROM INVESTING ACTIVITIES		22,186	—
Proceeds from issue of shares		49,049	33,763
Payment of share issuance costs		(1,683)	(1,755)
Proceeds from exercise of warrants		22,117	—
Principal elements of lease payments		(508)	(465)
Interest paid		(1,725)	(1,751)
NET CASH FLOWS FROM FINANCING ACTIVITIES		67,250	29,792
Net increase / (decrease) in cash and cash equivalents		31,889	(18,913)
Cash and cash equivalents as at January 1,		31,183	69,370
Effects of exchange rate changes on cash and cash equivalents		(188)	140
Cash and cash equivalents as at September 30,		62,884	50,597

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

(in USD ’000)	Share capital	Treasury shares	Share premium	Reserves	Accumulated losses	Total
January 1, 2020	3,812	(313)	320,955	21,912	(297,411)	48,955
Loss for the period	—	—	—	—	(64,415)	(64,415)
Other comprehensive loss	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	(64,415)	(64,415)
Issuance of shares - EIP 2013	14	—	2,053	(2,053)	—	14
Issuance of shares - Underwritten Offering	510	—	19,407	—	—	19,917
Issuance of shares - ATM program	—	347	13,150	—	—	13,497
Share issuance costs	—	—	(1,914)	—	—	(1,914)
Share-based remuneration	—	—	—	6,132	—	6,132
September 30, 2020	4,336	34	353,651	25,991	(361,826)	22,186

January 1, 2021	4,878	(304)	356,822	26,353	(379,395)	8,354
Loss for the period	—	—	—	—	(38,329)	(38,329)
Other comprehensive loss	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	(38,329)	(38,329)
Issuance of treasury shares	1,515	(1,515)	—	—	—	—
Issuance of shares - ATM program	—	1,189	47,860	—	—	49,049
Share issuance costs	—	—	(1,683)	—	—	(1,683)
Exercise of warrants	555	—	21,562	—	—	22,117
Share-based remuneration	—	—	—	4,661	—	4,661
September 30, 2021	6,948	(630)	424,561	31,014	(417,724)	44,169

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Notes to the Unaudited Condensed Consolidated Financial Statements

1. General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (note 2.3).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (linzagolix, ebopiprant and nolasiban) being developed in four indications. The Group has no currently marketed products.

These condensed consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These condensed consolidated financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on November 1, 2021.

2. Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month and nine-month interim condensed consolidated financial statements (the “condensed consolidated financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

Accounting policies

Accounting policies used in the preparation and presentation of these condensed consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2020 (the “annual financial statements”), which should be read in conjunction with these condensed consolidated financial statements as they provide an update of previously reported information.

Going concern

The Company has incurred recurring losses since inception, including net losses of USD 38.3 million for the nine-month period ended September 30, 2021. As of September 30, 2021, the Company had accumulated losses of USD 448.3 million, out of which USD 30.6 million were offset with share premium. The Company expects to continue to generate operating losses in the foreseeable future, even though certain spending associated with its ongoing clinical trials has been and may be further delayed as a result of the COVID-19 pandemic. As of September 30, 2021, the Company had cash and cash equivalents of USD 62.9 million and subsequent to September 30, 2021, the Company received additional proceeds as part of the convertible note financing agreement (the “Note Agreement”) the Company entered into with certain funds and accounts managed by JGB Management, Inc. (see Note 12 – Events after the reporting period for additional information regarding the convertible note financing). The Note Agreement is structured to provide USD 135 million in borrowing capacity, available in nine tranches, with the first tranche being funded at the initial closing in October 2021. The subsequent tranches under the Note Agreement will be available subject to the Company meeting certain conditions, including, among others, that the Company’s volume-weighted average price is not below USD 3.00 per share for five or more trading days during the 30 days prior to a tranche funding date (the “Minimum Stock Price”). The availability of future funding under the Note Agreement is dependent on whether the Minimum Stock Price condition will be met at future tranche dates. Accordingly, these future proceeds from the Note Agreement were not considered in the Company’s going concern assessment. Without such funding considered, the Company’s current cash and cash equivalents will not be sufficient to fund its operations and meet all of its obligations as they fall due for at least one year from the date of the issuance of these unaudited condensed consolidated financial statements and, as a result, there is substantial doubt regarding the Company’s ability to continue as a going concern. These unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The future viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will seek additional funding through public or private financings, debt financing or collaboration agreements. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s financial condition and ability to pursue its business strategies. If the Company is unable to obtain the required funding to run its operations and to develop and commercialize its product

ObsEva SA

Condensed Consolidated Financial Statements

candidates, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Company will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to the Company, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial conditions.

2.2 Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. The Company bases the estimates on historical experience and on various other assumptions that the Company believes are reasonable, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity and the amount of revenues and expenses. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2.3 Scope of consolidation

The Company consolidates the financial operations of its three fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, ObsEva Europe B.V., which was incorporated in June 2021 and is registered and organized under the laws of Netherlands, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd and ObsEva Europe B.V. had no operations and no results of operations to report as of September 30, 2021 and 2020.

3. Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets and liabilities consist of cash and cash equivalents, other receivables, other payables and accruals which are classified as loans and receivables at amortized cost according to IFRS 9.

4. Cash and cash equivalents

(in USD ‘000)	September 30, 2021	December 31, 2020
Bank deposits	62,884	69,370
Interest bearing deposits	—	—
Total cash and cash equivalents	62,884	69,370

5. Intangible assets

As at September 30, 2021, the Group holds a number of licenses to develop and commercialize several biopharmaceutical product candidates, the value of which is recorded at USD 24.5 million (December 31, 2020: USD 26.6 million)

In July 2021, the Company entered into an agreement with Organon & Co. (“Organon”) to develop and commercialize ebopiprant. Under the terms of the agreement, Organon gained exclusive worldwide rights to develop, manufacture and commercialize ebopiprant. In consideration for entering into this agreement, the Company is entitled to receive tiered double-digit royalties on commercial sales as well as up to USD 500 million in upfront and milestone payments including USD 25 million that was paid at signing, up to USD 90 million in development and regulatory milestones and up to USD 385 million sales-based milestones. This transaction resulted in the derecognition of the license to develop and commercialize ebopiprant, initially recognized for USD 2.1 million as an intangible asset.

ObsEva SA

Condensed Consolidated Financial Statements

6. Borrowings

In August 2019, the Company entered into a loan and security agreement with Oxford Finance for a term loan of up to USD 75.0 million, subject to funding in three tranches. The Company received gross proceeds of USD 25.0 million, net of transaction costs of USD 0.3 million, from the first tranche of the credit facility upon entering into the agreement and has used the funds for its various clinical trials programs. The Company could not draw the second tranche of USD 25.0 million due to the failure to meet the primary endpoint of the Phase 3 IMPLANT 4 clinical trial of nolasiban. Pursuant to an amendment to the loan and security agreement signed in April 2020, the third tranche of USD 25.0 million was available to be drawn at any time between April 7, 2020 and August 1, 2024 upon request of the Company and at the lender’s discretion.

The credit facility was secured by substantially all of the Company’s assets, including the Company’s intellectual property. Each tranche bore interest at a floating interest rate of thirty day U.S. LIBOR, plus 6.25%, or a minimum of 8.68% per year in total. The Company was required to make monthly interest-only payments on each tranche through the amortization start date on August 1, 2022. The credit facility was to mature on August 1, 2024, at which date a final fee payment of 6.75% of each funded tranche would have been due, resulting in an effective interest rate of 10.32% per year. The credit facility contained customary conditions to borrowings and events of default and contains various negative covenants limiting the Company’s ability to, among other things, transfer or sell certain assets, allow changes in business, ownership or business locations, consummate mergers or acquisitions, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of September 30, 2021, the Company was in compliance with its covenants.

As discussed below under Note 12 – Events after the reporting period, in October 2021 the Company entered into a new convertible note financing arrangement structured to provide up to USD 135.0 million in borrowing capacity, and used the funds received in the first tranche at closing to repay all amounts outstanding under the credit facility with Oxford Finance. Upon payoff, the credit facility was terminated and the security interests in the Company’s assets that secured the credit facility were released.

7. Shareholders’ equity

In 2020, the Company sold a total of 5,995,897 treasury shares at an average price of USD 2.82 per share, as part of its prior ATM program with Jefferies LLC (“Jefferies”). These multiple daily transactions generated total gross proceeds of USD 16.9 million. Directly related share issuance costs of USD 0.5 million were recorded as a deduction in equity. In March 2021, the Company terminated its prior ATM program with Jefferies and entered into a new ATM program with SVB Leerink LLC (“SVB Leerink”).

In January and February 2021, the Company announced the issuance of 6,020,248 and 11,591,124 common shares, respectively, at par value of 1/13 of a Swiss franc per share. The shares were fully subscribed for by a fully-owned subsidiary of the Company, and listed on the SIX Swiss Exchange accordingly. The shares were initially held as treasury shares.

During the nine-months ended September 30, 2021, the Company sold a total of 13,949,613 treasury shares at an average price of USD 3.51 per share, as part of its prior and current ATM programs. These multiple daily transactions generated total gross proceeds of USD 49.0 million. Directly related share issuance costs of USD 1.5 million were recorded as a deduction in equity.

In addition, during the first quarter of 2021, the Company received proceeds of USD 22.1 million from the exercise of 6,448,240 warrants included in the units sold in the Company’s underwritten public offering in September 2020.

As at September 30, 2021, the total outstanding share capital of USD 6.9 million, fully paid, consists of 85,220,471 common shares, including 7,249,010 treasury shares. As at December 31, 2020, the total outstanding share capital of USD 4.9 million, fully paid, consists of 61,160,859 common shares, including 3,608,281 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

8. Research and development expenses

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs to the profit and loss accounts. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses as well as external costs of vendors engaged to conduct preclinical development activities and clinical trials.

9. Income tax

The Group is subject to income taxes in various jurisdictions, including primarily in Switzerland and the United States.

ObsEva SA

Condensed Consolidated Financial Statements

Since January 1, 2020, the Company is subject in Switzerland to a municipal and cantonal income tax rate of 14.0% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month and nine-month periods ended September 30, 2021 and 2020. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of September 30, 2021 and December 31, 2020.

The Company’s U.S. subsidiary is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost-plus arrangement with the Group. The profits of the U.S. subsidiary during the three-month and nine-month periods ended September 30, 2021 and 2020 were each subject to a total U.S. income tax rate of 27.3% based on both the U.S. federal and state tax rates.

10. Earnings per share

As of September 30, 2021 and 2020, the Company has one category of shares, which are common shares. The basic loss per share is calculated by dividing the loss of the period attributable to the common shares by the weighted average number of common shares outstanding during the period as follows:

	Three-month period ended September 30,	Nine-month period ended September 30,
	2021	2021
Net income / (loss) attributable to shareholders (in USD ‘000)	819	(38,329)
Weighted average number of common shares outstanding	77,971,008	74,152,705
Basic and diluted earnings / (loss) per share (in USD)	0.01	(0.52)

	Three-month period ended September 30,	Nine-month period ended September 30,
	2020	2020
Net loss attributable to shareholders (in USD ‘000)	(24,384)	(64,415)
Weighted average number of common shares outstanding	50,086,923	47,848,862
Basic and diluted loss per share (in USD)	(0.49)	(1.35)

For the nine-month period ended September 30, 2021, 9,188,388 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation, while these shares were considered and had no impact on the calculation for the three-month period ended September 30, 2021. For the three-month and nine-month periods ended September 30, 2020, 5,446,230 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, are excluded from the calculation.

11. Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statements of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment. The Group currently generates no revenue from the sales of therapeutics products, and the Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

(in USD ‘000)	September 30, 2021	December 31, 2020
Switzerland	25,488	27,936
USA	90	543
Total non-current assets	25,578	28,479

ObsEva SA

Condensed Consolidated Financial Statements

The geographical analysis of operating expenses is as follows:

(in USD ’000)	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Switzerland	17,131	23,070	52,016	60,427
USA	1,435	569	4,630	1,677
Total operating expenses	18,566	23,639	56,646	62,104

12. Events after the reporting period

JGB Financing Agreement

In October 2021, the Company entered into a convertible note financing agreement (the “Note Agreement”) with certain funds and accounts managed by JGB Management, Inc. which is structured to provide up to USD 135 million in borrowing capacity, available in nine tranches of notes. The first tranche, for a funded amount of USD 30 million, was received at the initial closing and primarily used to retire the previously existing credit facility with Oxford Finance. The subsequent tranches under the Note Agreement will be available subject to the Company meeting certain conditions, including among others, the Company’s volume-weighted average price is not below USD 3.00 per share for five or more trading days during the 30 days prior to the tranche funding dates stated in the Note Agreement. All principal and interest under the notes will be convertible into the Company’s common shares at an initial conversion price of USD 3.20 per share. The conversion price is subject to adjustment under certain circumstances in accordance with the terms of the notes. The notes will bear interest at a rate of 9.5% per year, and will be issued with an original issue discount of 4.75%. Each tranche of notes will mature three years from the date of issuance, unless earlier converted or prepaid in accordance with their terms. In connection with each tranche, the Company will also issue warrants to purchase its common shares in an amount equal to 20% of the funded amount for such tranche, including a warrant to purchase 1,634,877 common shares that was issued at the initial closing of the first tranche. The warrants will have an exercise price of USD 3.67 per share and a four-year term from the date of issuance.

The Note Agreement is secured by an account control agreement in favor of the lender, and the Company is obligated to maintain a minimum cash amount of USD 25.0 million in such deposit account, subject to additional incremental increases totaling USD 27.0 million in aggregate depending on the amount of debt outstanding under the Note Agreement. The notes include affirmative and negative covenants applicable to the Company and its subsidiaries. The affirmative covenants include, among other things, requirements to file certain financial reports with the Securities and Exchange Commission, maintain insurance coverage and satisfy certain requirements regarding deposit accounts. In addition, subject to certain exceptions, the notes contain customary negative covenants limiting its ability to, among other things, transfer or sell certain assets, consummate mergers or acquisitions, allow changes in business, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. Upon the occurrence and during the continuance of an event of default, JGB Management, Inc. may declare all outstanding principal and accrued and unpaid interest under the notes immediately due and payable and exercise the other rights and remedies provided for under the notes, the Note Agreement and related loan documents.

There were no other material events after the balance sheet date.